

Mail Stop 3561

October 22, 2009

Ms. Constance H. Lau
Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813

>   **Re: Hawaiian Electric Industries, Inc.**
>   **Hawaiian Electric Company, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Form 8-K filed February 20, 2009**
>   **Form 10-Q for the quarter ended June 30, 2009**
>   **Filed August 7, 2009**
>   **Form 8-K filed August 7, 2009**
>   **File No. 1-08503**

Dear Ms. Lau:

We have reviewed your response letter dated October 6, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 8-K filed February 20, 2009</u>

<u>HEI Exhibit 13</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5</u>

<u>Bank, page 49</u>

<u>Material estimates and critical accounting policies, page 59</u>

<u>Investment and mortgage-related securities, page 59</u>

1.   We read your response to comment five from our letter dated September 11, 2009. We remain unclear as to why SOP 03-3 is the appropriate accounting guidance to apply once you have taken an OTTI charge under SFAS 115 given that SOP 03-3 applies to loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. Your statement that you applied SOP 03-3 due to the high credit quality of the securities portfolio at acquisition is unclear to us. Please explain this matter to us in more detail. Also explain to us in more detail whether your adoption of FSP FAS 115-2 and FAS 124-2 results in a change to when you apply SOP 03-3.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief